SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934



                               (Amendment No. 1 )


                               KELLY SERVICES INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities )


                                    488152208
                                 (CUSIP NUMBER)








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1)      Name of Reporting
        SS or IRS Identification      Pioneering Management
        Nos. of Above Persons         Corporation

2)      Check the Appropriate Box     (a)
        of A Member of  Group
        (See Instructions)            (b)  X

3)      SEC Use Only

4)      Citizenship of Place of
        Organization

        Number of                     (5)  Sole Voting Power      3453900
        Shares
        Beneficially Owned            (6)  Shared Voting Power    0
        by Each Reporting
        Person With                   (7)  Sole Dispositive       295000
                                            Power

                                      (8)  Shared Dispositive     3158900
                                             Power

9)      Aggregate Amount Bene-        3453900
        ficially Owned by Each
        Reporting Person

10)     Check if the aggregate
        Amount in Row  (9) Ex-
        clude Certain Shares (See
        Instructions)

11)     Percent of Class Represented
        By Amount in Row 9.           10.02%

12)     Type of Reporting
        Person (See Instructions)     IA




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Item 1(a)         Name of Issuer.

                  KELLY SERVICES INC.

Item 1(b)         Address of User's Principal Executive Office's

                  Mr.  Paul  K.  Geiger
                  Chief Financial Officer
                  KELLY SERVICES INC.
                  999 West Big Beaver Road
                  Troy, MI 48084

Item 2(a)         Name of Person Filing.

                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State Of Delaware - Pioneering Management Corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  488152208

Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (a) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.



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Item 4.  Ownership

(a)       Amount Beneficially Owned                                     3453900

(b)       Percent of Class                                              10.02%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             3453900

         (ii)     shared power to vote or to direct vote               0

         (iii)    sole power to dispose or to direct disposition of    295000

         (iv)     shared power to dispose or to direct disposition     3158900

Item  5. Ownership of Five Percent or Less of a Class.

         Inapplicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.


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Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


                  January 15, 1997
                  Date




         /s/ William H. Keough
                  Signature


         William H. Keough, Senior Vice President
         Chief Financial Officer and Treasure
         Type Name and Title